

January 30, 2013

Via E-mail
Mr. Jeremy Cage
Chief Executive Officer
Lighting Science Group Corporation
1227 South Patrick Drive, Building 2A
Satellite Beach, Florida 32937

> **Re:** **Lighting Science Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **Response dated January 9, 2013**
> **File No. 000-20354**

Dear Mr. Cage:

We have reviewed your response letter and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Note 15. Commitments and Contingencies

Legal Proceedings, page 25

1. We note that your response to comment two of our letter dated December 7, 2012 explains that you relied upon the guidance of ASC 450-20-25 and therefore did not classify the 6,250,000 common shares subject to the Generan Investments Limited litigation as temporary equity because "it was not probable that a liability had been incurred". Tell us how you considered the likelihood of the rescission in your probability assessment.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tom Shields, Chief Financial Officer
        Susan Mermer, Director of SEC Reporting